

SECURITIE 07004279

BB 3/14

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27045

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CLG Investment Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Glenville St., 3rd Floor
(No. and Street)

Greenwich (City) Connecticut (State) 06831 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Dodds (203) 629-4333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walter J. McKeever & Company
(Name – *if individual, state last, first, middle name*)

15 Valley Drive (Address) Greenwich (City) Connecticut (State) 06831 (Zip Code)

PROCESSED
MAR 19 2007
THOMSON FINANCIAL



SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2007
WASH. D.C.
185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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OATH OR AFFIRMATION

I, Kevin Dodds, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CLG Investment Company, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

~~Notary Public~~
State of Connecticut
Denise Torres
My Appointment Expires 11-30-2010



Signature

President
Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLG INVESTMENT COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITOR'S REPORT

Year Ended December 31, 2006

CLG INVESTMENT COMPANY, INC.

TABLE OF CONTENTS

Year Ended December 31, 2006

WALTER J. McKEEVER & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

15 VALLEY DRIVE
GREENWICH, CONNECTICUT 06831
203 622-8625
FAX 203 622-4170

PLEASE REPLY TO:
POST OFFICE 5147
GREENWICH, CONNECTICUT 06831
www.wjmco.com

INDEPENDENT AUDITOR'S REPORT

To the Shareholder of
CLG Investment Company, Inc.

We have audited the accompanying statement of financial condition of CLG Investment Company, Inc. (a Delaware Corporation) as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of CLG Investment Company, Inc. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.



Walter J. McKeever & Company
Greenwich, Connecticut
February 23, 2007

CLG INVESTMENT COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS	
Current Assets	
Cash	$ 449,666
Accounts receivable - clearing brokers	203,691
- trade	28,000
Securities owned - at market value (Note 1)	1,524,145
Other current assets	46,742
Total Current Assets	2,252,244
Property and Equipment	
Equipment, furniture and fixtures (net of accumulated depreciation - $53,658)	9,445
Other Assets	15,915
Total Assets	$ 2,277,604
LIABILITIES AND SHAREHOLDER'S EQUITY	
Current Liabilities	
Accounts payable	$ 71,741
Deferred income (Note 1)	263,000
Accrued expenses	30,748
Total Current Liabilities	365,489
Other Liabilities	
Loan payable (Note 3)	492,340
Total Liabilities	857,829
Shareholder's Equity	
Common stock, $5 par value, 1,000 shares authorized, issued and outstanding	5,000
Additional paid-in capital	1,042,636
Retained earnings	372,139
Total Shareholder's Equity	1,419,775
Total Liabilities and Shareholder's Equity	$ 2,277,604

See accompanying notes to financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Transactions in securities and listed options and the related income and expense are recorded on a settlement date basis.

Marketable securities and treasury bills owned are stated at quoted market value with unrealized gains and losses reflected in income.

Property and equipment is carried at cost. Depreciation is determined using Federal tax depreciation methods. The difference between using Federal tax depreciation versus straight line depreciation is immaterial to the financial statements.

Deferred income arises as follows: The Company's sale of computer services may be exchanged for "soft dollar" trading commissions. When the Company receives and executes such trades in excess of computer services provided, a portion of the "soft dollar" trading commissions earned are considered deferred, inclusive of such executory costs as may be incurred with the trade.

The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholder of an S corporation is taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The state tax treatment of an S corporation is identical to federal tax treatment.

NOTE 2. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The rule requires that the Company must maintain net capital, as defined, equal to the greater of 6 and 2/3% of aggregate indebtedness, as defined, or $100,000. At December 31, 2006, the Company had net capital of $1,287,213 which exceeded requirements by $1,187,213.

NOTE 3. LOAN PAYABLE

A loan was made to the Company in the way of a U.S. Treasury Bill valued at $492,340 as of December 31, 2006. Interest will be paid based on the prevailing rates of the underlying Treasury Bill.

NOTE 4. PROFIT SHARING PLAN

The Company has a profit sharing plan covering all full-time employees except for commission sales personnel. The contribution is at the discretion of the shareholder. Profit sharing expense for the year ended December 31, 2006 was $52,297.

NOTE 5. COMMITMENTS

On September 15, 2004, the Company entered into a two year noncancelable lease for office space that expired on September 30, 2006. The annual lease amount of $100,164 was payable in monthly installments of $8,347. During the lease term, the Company was also responsible for their proportionate share of any increase in operating expenses over base operating expenses. On September 10, 2006, the Company entered into a sublease with Concept Capital. The annual rent of $50,400 includes common charges for the use of telephone and networking equipment, utilities and general maintenance. Either party may at any time terminate the lease upon thirty days written notice. This contract expires on June 30, 2008. Rent expense for the year ended December 31, 2006 was $96,072.

Future minimum lease payments required as of December 31, 2006 are as follows:

Year ending December 31	
2007	$ 50,400
2008	25,200
Total	$ 75,600

NOTE 6. SUBSEQUENT EVENTS

Effective January 1, 2007 C.L. Glazer & Company, Inc. changed its name to CLG Investment Company, Inc.

CLG INVESTMENT COMPANY, INC.
INDEPENDENT AUDITOR'S REPORT ON
INTERNAL ACCOUNTING CONTROL REQUIRED
BY SEC RULE 17a-5 FOR A BROKER-DEALER
CLAIMING EXEMPTION FROM
SEC RULE 15C3-3

December 31, 2006

WALTER J. McKEEVER & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

15 VALLEY DRIVE
GREENWICH, CONNECTICUT 06831
203 622-8625
FAX 203 622-4170

PLEASE REPLY TO:
POST OFFICE 5147
GREENWICH, CONNECTICUT 06831
www.wjmco.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15C3-3

To the Shareholder of
CLG Investment Company, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of CLG Investment Company, Inc. (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Shareholder, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Walter J. McKeever & Company
Greenwich, Connecticut
February 23, 2007

END